Exhibit 99.(a)(5)(EE)

E.ON Zwölfte Verwaltungs GmbH

E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), in accordance with the provisions of Article 82 of Spanish Law 24/1988, of 28 July, on the Securities Market, and further to the press release made public yesterday, 1 August 2006, in connection with the resolution of Spain’s Comisión Nacional de Energía (the “CNE”) on the public tender offer for shares of Endesa, S.A. (“Endesa”) launched by E.ON 12 (the “Offer”), hereby informs the Comisión Nacional del Mercado de Valores and the public of the following

RELEVANT NOTICE

I.
As it was made public yesterday, E.ON 12 has decided to file an appeal with Spain’s Ministry of Industry, Tourism and Trade against the resolution adopted by the CNE on 27 July 2006 authorizing the Offer subject to certain conditions. The appeal will be filed next week and will particularly address the conditions established by the CNE with regard to Endesa’s asset disposals.

II.
The filing of the appeal does not imply at all that E.ON 12 withdraw the Offer. E.ON 12 maintain the Offer in the terms made public through the Hechos Relevantes released on 21 February and 3 July 2006.

Düsseldorf, 2 August 2006

E.ON Zwölfte Verwaltungs GmbH
By

_______________
Dr. Frank Fischer